Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

June 3, 2019

VIA EDGAR

Anu Dubey and David Manion

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund

File Nos. 333-224312 and 811-23338

Dear Ms. Dubey and Mr. Manion:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically regarding Pre-Effective Amendment No. 4 to the Fund’s registration statement on Form N-2 (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

Also described below are the changes that the Fund has made in response to the Staff’s comments in Pre-Effective Amendment No. 5 to the Registration Statement, filed by the Fund on June 3, 2019 (the “Revised Registration Statement”).

ACCOUNTING

1)	Before the Fund is declared effective under the Securities Act of 1933, the Registration Statement must be updated to include financial statements as of a date less than 90 days before the date of the filing.

The Fund confirms that it will include its semi-annual financial statements for the period ended April 30, 2019 in a subsequent filing prior to seeking acceleration of effectiveness.

2)	With respect to the Financial Highlights included on page 17 of the Prospectus, please include a statement in the introductory paragraph to the effect that the Financial Highlights are not representative of a full year of operations due to the short period of operations and the annualization of income and expense ratios.

The following disclosure has been added to the introductory paragraph of the Financial Highlights section of the Prospectus in the Revised Registration Statement: “Because the Fund commenced operations on September 27, 2018, the Financial Highlights are not representative of a full year of operations.”

Ms. Dubey

June 3, 2019

3)	Please describe in correspondence the timing of the determination of the payment of management fees and reimbursements to the Fund. For example, if payments are made on a monthly basis, waivers and reimbursements should be made on the same basis.

The Fund confirms that the determination of the payment of management fees from the Fund and payment of expense reimbursements to the Fund are both made on a quarterly basis.

4)	In future financial statements, please include details on how derivatives are used in the Fund’s portfolio. Using the word “may” is not a sufficient description of how the Fund uses these instruments.

The Fund confirms that the requested disclosure will be incorporated in the Fund’s future financial statements.

GENERAL

5)	Any material advisory provisions included in side letters must be a part of the Fund’s advisory contracts. Please submit each side letter between the Adviser and Sub-Advisers to the Staff confidentially pursuant to Rule 83 of the Commission’s Rules of Practice.

Under separate cover, the Fund is providing with the Revised Registration Statement all side letters between the Adviser and a Sub-Adviser. These supplemental materials shall not be deemed to be filed with, or a part of and included in, the Revised Registration Statement. The Fund requests confidential treatment of the supplemental materials.

6)	Please add disclosure to reflect that FS and KKR Credit serve as co-advisers with respect to the Private Credit sleeve. The Staff notes that KKR Credit may still be referred to as a sub-adviser, but there should be some additional disclosure to more accurately describe the relationship per the Fund’s previous correspondence with the Staff.

The Fund has added the following disclosure to the Revised Registration Statement on page 3 under “Investment Opportunities and Strategies—Private Credit”: “The Fund has engaged FS Multi-Alternative Advisor and KKR Credit to jointly manage the Fund’s Private Credit strategy, as if it were hiring a single adviser to manage this strategy.”

COVER PAGE

7)	The first sentence of the section entitled “Summary of Investment Strategy” states that the Adviser seeks to achieve the Fund’s investment objective by using a multi-manager, multi-strategy approach whereby the Fund’s assets are allocated among the Adviser and one or more Sub-Advisers in percentages determined at the discretion of the Adviser. Please revise this statement to clarify that the Fund’s assets are only initially allocated at the discretion of the Adviser or note that the Adviser’s discretion is subject to the Termination Triggers. The Staff notes that the same disclosure appears on page 29, which should be similarly revised.

The requested changes have been made in the Revised Registration Statement.

8)	The “Securities Offered” section states that FS Investments has purchased shares of the Fund and has agreed to purchase up to $3.2 million in additional Shares in the future. Please explain why these purchases do not violate Regulation M under the Securities Exchange Act of 1934 (“Regulation M”). The Staff notes that repurchases under Rule 23c-3 are exempt from Regulation M but that the purchases by FS Investments are not repurchases pursuant to Rule 23c-3. Please explain which exemption from Regulation M the Fund is relying on and explain how FS Investments will purchase these additional shares (i.e., directly from the Fund or on the open market).

Ms. Dubey

June 3, 2019

Any purchase by the Adviser will comply with Section 101(b)(8) of Regulation M, which exempts transactions that are not effected on a securities exchange, or through an inter-dealer quotation system or electronic communications network.

PROSPECTUS

9)	Please provide a brief description of the Termination Triggers in the summary section of the Prospectus.

A brief description of the Termination Triggers has been added to the summary section of the Prospectus in the Revised Registration Statement.

10)	With respect to footnote 7 to the fee table, please confirm that the Adviser will not recoup fees waived pursuant to the waiver described. Please also confirm whether, as of the effective date of the Registration Statement, the waiver described in footnote 7 will cease and will be replaced with the waiver described in footnote 6.

The Fund confirms that the Adviser will not recoup fees waived pursuant to the Letter Agreement described in footnote 7 to the fee table. The Fund also confirms that the Letter Agreement described in footnote 7 will not automatically terminate as of the effective date of the Registration Statement and may be extended in the future. Further, the Expense Reimbursement described in footnote 6 is currently in effect.

11)	Page 26 states that “KKR & Co. invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities to others through its capital market business.” If KKR Credit cannot yet do so until it receives exemptive relief, please revise the disclosure to clarify.

KKR Credit has confirmed to the Fund that under KKR Credit’s existing exemptive relief order from the SEC, it is permitted to invest KKR & Co.’s capital together with capital that KKR Credit manages for fund investors. As disclosed in the Revised Registration Statement, KKR Credit is currently seeking an amendment to its existing exemptive relief order from the SEC to permit the Fund to invest in certain privately negotiated investment transactions with other accounts managed by KKR Credit. Until such amendment is approved by the SEC, the Fund is expected to only pursue investments for which no terms are negotiated other than price or for which exemptive relief is not otherwise required for KKR Credit and the funds that it manages to co-invest with the Fund.

12)	Page 29 states that the Adviser reserves the right to add strategies or managers as desired, subject to shareholder approval. Please clarify that this is subject to the Termination Triggers.

The requested change has been made in the Revised Registration Statement.

13)	Page 58 notes that the Fund has a wholly-owned subsidiary, FS Multi-Alternative Credit LLC. Please explain the purpose of the subsidiary supplementally and respond to the following additional comments. The Staff notes that some of the following comments may not be applicable, depending on the subsidiary’s purpose and function.

a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.
b)	Disclose that the adviser to the subsidiary complies with the 1940 Act provision for advisory contracts (Section 15) as an adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Ms. Dubey

June 3, 2019

c)	Disclose that the subsidiary complies with affiliated transactions and custody provisions of the 1940 Act (Section 17), and identify the custodian of the subsidiary.
d)	Disclose any of the subsidiary’s principal investment strategies or risks that constitute principal strategies or risks of the Fund.
e)	Confirm in correspondence that the financial statements of the subsidiary are consolidated with the financial statements of the Fund.
f)	Confirm that any subsidiary management fee is included in the “Management Fee” line item of the fee table and any of the subsidiary’s other expenses are included in the “Other Expenses” line item of the fee table.
g)	Please confirm supplementally whether the subsidiary is a U.S. or foreign subsidiary. The Staff notes that it may have additional comments if it a foreign subsidiary.

FS Multi-Alternative Credit LLC (the “Subsidiary”) is a wholly-owned domestic financing subsidiary of the Fund. The Subsidiary has entered into a committed credit facility with BNP Paribas Prime Brokerage International, Ltd., and its primary purpose is to enter into such arrangements to finance the business operations of the Fund.

Rule 3a-5 under the 1940 Act exempts finance subsidiaries from the definition of “investment company” under the 1940 Act if, among other requirements, its primary purpose is to finance the business operations of its parent company or companies controlled by its parent company. Because the Subsidiary complies with the requirements of Rule 3a-5 under the 1940 Act and its primary purpose is to finance the business operations of the Fund, the comments above are inapplicable to the Subsidiary. However, the Fund confirms that the financial statements of the Subsidiary are consolidated with the financial statements of the Fund.

14)	Please also include the risks relating to the Termination Triggers that are disclosed in the summary prospectus on page 69 where the Termination Triggers are more fully discussed in the Prospectus.

The requested change has been made in the Revised Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

15)	Page B-16 discusses LIBOR Risk. Please consider adding LIBOR Risk as a principal risk to the Prospectus or explain why it would not be appropriate for the Fund to do so. Please also review this risk factor and tailor it to describe how the move away from LIBOR could affect the Fund’s investments. Consider whether the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR ceases to be available for use and how this would affect the Fund in terms of liquidity and valuation. Explain how the transition to a successor rate could impact the value of investments that reference LIBOR.

The Fund has added LIBOR Risk as a principal risk to the Prospectus of the Revised Registration Statement and has added the following disclosure: “There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.”

* * * * * * *

Ms. Dubey

June 3, 2019

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stephen S. Sypherd
FS Multi-Alternative Income Fund